UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR surpasses investment level by 17% in 2023 compared to the previous year.

As from 02-16-24 an increase in the CPD, which includes an automatic monthly adjustment, was approved.

Buenos Aires, March 8, 2024, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor” or the “Company”) approved today its financial statements for the year ended December 31, 2023, which show a profit of ARS 48,371 million.

In April and June 2023 there were electricity rate adjustments, which implied an increase in the Distribution Own Cost (CPD), and resulted in an improvement in the Company’s distribution margin. Although the adjustments were insufficient to cover inflation of the rest of the year, the investments necessary for maintaining the quality of the service continued to be made, which was reflected in the levels reached by our SAIDI and SAIFI indicators, as well as in the satisfaction levels of our customers.

After the Public Hearing held for such purpose on last January 26, 2024, the ENRE approved Resolution No.102/2024, which set the new values applicable to the Distribution Own Cost (CPD), as well as the new Electricity Rate Schedule, effective as from February 16, 2024. Such provisions imply an increase in the Distribution Own Cost of 319.2%, and include an automatic adjustment mechanism applicable as from May 2024, in order to avoid mismatches and adjustments that would affect users.

The approved changes will make it possible, both to continue making investments to improve service quality, with technology and innovations, promoting a responsible and efficient use of energy, and, in turn, to continue balancing the Company’s finances, including the ongoing concern concept.

MAIN FINANCIAL INDICATORS OF 2023

The prior-year’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

(*) In 2023 and 2022, includes the effect of the Agreement on the Regularization of Payment Obligations for ARS 197,731 million and ARS 56,579 million, respectively.

Both, revenue and the distribution margin reflected increases in real terms of 9% and 24%, respectively, compared to the previous year, as a consequence of the increase in the CPD resulting from the new electricity rate schedules effective as from the April and June 2023.

The EBIT resulted in a profit of ARS 77,945 million. Without taking into consideration the results deriving from the Agreement on the Regularization of Payment Obligations, the EBIT would amount to a loss of ARS 119,786, which reflects the increase in the Company’s operating costs.

The profit for the year as of December 31, 2023 amounted to ARS 48,371 million, including the effects of the payment plans on the debt with CAMMESA for energy purchased.

As for Investments, in 2023 period, they amounted to ARS 123,628 million, which in constant values represents 17% more than the investments recorded in 2022. This indicates that Edenor continued giving priority to its investment plan with a direct positive impact on the quality of the service.

OPERATING INDICATORS

Electricity sales in 2023 increased 3.1% to 23,538 GWh, as compared to the 22,826 GWh sold in the previous year, whereas the level of customers increased by 1.0%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 11, 2024